UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Derek DiRocco from Achilles Board of Directors

On May 3, 2022, Derek DiRocco resigned as a director from the board of directors (the “Board”) of Achilles Therapeutics plc (“Achilles” or the “Company”), effective immediately. Mr. DiRocco had served on the Board since 2019 and was a member of the Audit Committee of the Board (the “Audit Committee”). Mr. DiRocco’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. In connection with his resignation, the Remuneration Committee of the Board accelerated an aggregate of 15,000 options to purchase ordinary shares held by Mr. DiRocco.

Achilles Appoints Bernhard Ehmer to Board of Directors

On May 4, 2022, Achilles issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K, announcing the appointment of Bernhard Ehmer, M.D. to the Board, effective immediately. Most recently, Dr. Ehmer served as Chief Executive Officer of Biotest AG, and currently serves on the board of directors of Affimed N.V., each a biotechnology company. Dr. Ehmer will serve as a director until his term expires at the 2022 Annual General Meeting, at which time he will stand for election by the Company’s shareholders. The Board has determined Dr. Ehmer is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Dr. Ehmer will be serving on the Board as a non-employee, independent director.

Dr. Ehmer will be compensated for his service as a non-employee director, and, as a non-employee director, is entitled to receive an annual cash retainer of £55,000.

The information contained in the “Resignation of Derek DiRocco from Achilles Board of Directors” and “Achilles Appoints Bernhard Ehmer to Board of Directors” sections of this Current Report on Form 6-K, and the press release furnished as Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

INDEX TO EXHIBITS

Number	Description
99.1	Press Release of Achilles Therapeutics plc dated May 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: May 4, 2022	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer